# Amended and Restated Collaboration Agreement

the "Collaboration Agreement"

Between

Todos Medical USA, Inc.

And

Emerald Organic Products, Inc.

# COLLABORATION AGREEMENT

This amended and restated Collaboration Agreement (the "Agreement") is made and entered into this ___ day of April_, 2020, by and between Todos Medical USA Inc, a Nevada Corporation ("Todos ") and Emerald Organic Products, Inc., a Nevada corporation ("Emerald"). This Amended and RestatedCollaboration Agreement amends and restates the Collaboration Agreement, dated March 23, 2020 between Todos and Emerald (the "Original Agreement"). Emerald hereby acknowledges that it is no longer an equity owner in Corona Dx, and that Todos is now the 100% owner of all the equity of Corona Diagnostics, LLC ("Corona Dx"), and all of the benefits that inure to the equity of Corona Dx now belong solely to Todos, including all management and/or Board positions of the entity. The purpose of this Agreement is to frame the collaboration between Todos' COVID-19 business and Emerald's telemedicine business (Carie Health, Inc.) and virtual pharma business (Bonsa Health, Inc., and together with Carie Health, Inc., the "Emerald Entities").

Todos and Emerald are severally referred to herein as a "Collaborator" and collectively as the "Collaborators". The names, addresses, and interests of the Collaborators in the Collaboration are listed in Exhibit A attached hereto and incorporated herein by reference for all purposes.

Organization. For and in consideration of the mutual covenants contained in this Agreement, the Collaborators and agree to associate themselves in the Collaboration.

1. General Purposes. The purpose of the Collaboration is to integrate Todos' tests for COVID-19 with Emerald's telemedicine and independent pharmacy businesses to create a full solution to screen patients virtually using Emerald's telemedicine solution, prescribe Todos' at-home COVID-19 antibody testing kits (COVID-19 Test Kits) to be used in combination with a physician's assessment to determine the risk of COVID-19 infection, to deliver those COVID-19 test kits to a patients in their homes using Emerald's virtual pharmacy model with at-home delivery, and to conduct a follow-up virtual physician visit using Emerald's telemedicine solution to oversee, monitor with live video and record the taking of patient's self-administration of the COVID-19 Test Kits and take a picture of the final result, and if needed for regulatory compliance. The Collaborators shall each have the power to engage in the foregoing business, as well as to engage in activities that are related or incidental to any of these purposes. Todos agrees that it will exclusively market the Emerald telemedicine solution and virtual pharmacy in its marketing materials as it relates to COVID-19 testing kits, and Todos will not market any other company's telemedicine solution or virtual pharmacy. Emerald agrees that the Emerald Entities willpurchase COVID-19 Test Kits from Todos as a priority over any other supplier of similar test kits (Todos will be granted a first right of refusal to fulfill purchase orders of COVID-19 tests over other suppliers).

2. The Collaborators acknowledge that Todos is engaged, and in the future will be continue to be engaged, in the manufacture of other diagnostic testing and other derivatives products for the medical markets, as well as other business ventures (the "Non-COVID-19 Businesses"). For purposes of this Agreement, the term Non-COVID-19 Business shall mean the development, sale, marketing and/or distribution, either directly or indirectly, for any clinical indication other

than COVID-19, and specifically includes all forms of cancer, neurodegeneration, bacterial infections and all other viruses, other than COVID-19. It is anticipated that additional Non-COVID-19 Businesses will be developed heretofore after the date of this Agreement. The operations of Non-COVID-19 Businesses shall not be deemed to be corporate opportunities of the Collaboration. Neither this Collaboration nor Emerald shall have any rights in or to the Non-COVID-19 Businesses.

3. Term of the Collaboration. This Agreement shall be effective beginning on the _19_ day of _April__, 2020 and shall continue until as set forth in Section 15 hereof (the "Termination Date").

4. Collaboration.

   i. Todos agrees to sell to and/or through entities controlled by Emerald (the "Emerald Entities") diagnostic testing kits and laboratory services under its control now or in the future that will be useful in detecting Coronavirus / COVID-19 ("Viral Testing"). Per Section 2 above, Emerald will receive exclusivity of marketing with Telemedicine and Independent Pharmacy providers. Todos agrees to use the expertise and know-how as necessary to validate the products and their distribution channels with regulatory authorities in the United States.
   ii. Emerald agrees to use the Emerald Entities to cooperate with Corona Dx in the areas of telemedicine (Carie Health, Inc.) and virtual pharmacy (Bonsa Health, Inc.).

5. Interest of Each Collaborators. Todos shall issue to Emerald 1,000,000 shares of common stock of Todos Medical Ltd. in consideration for the seed capital of $50,000 previously invested in Corona Dx, and Emerald shall issue to Todos 50,000 shares in exchange for advisory services on the telemedicine and virtual pharmacy business lines.
6. Collaboration Accounts. Emerald agrees to execute documents notifying of their relinquishment of the equity participation in Corona Dx
7. Termination of the Agreement. This Agreement shall terminate on the earlier of (i) 5 years or (ii) the mutual agreement of the Collaborators to terminate.
8. Tax Matters. Each Party shall have the power and discretion to handle all tax issues relating to the Collaboration for their individual entities.
9. Benefit. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.
10. Notices. All notices, requests, demands, and other communications hereunder shall be in writing and delivered personally or sent by registered or certified United States mail, return receipt requested with postage prepaid, to the Collaborators at their respective addresses shown below. Any party hereto may change its address upon ten (10) days' written notice to any other party hereto.

Notices:

Emerald: Ian Parker, CEO, iparker@puravidavitamins.com 631.804.2418

Todos: Gerald Commissiong, President & CEO, gerald@todosmedical.com 650.862.5391

11. Construction. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise. In addition, the pronouns used in this Agreement shall be understood and construed to apply whether the party referred to is an individual, partnership, Collaboration, corporation or an individual or individuals doing business under a firm or trade name, and the masculine, feminine and neuter pronouns shall each include the other and may be used interchangeably with the same meaning.
12. Waiver. No course of dealing on the part of any party hereto or its agents, or any failure or delay by any such party with respect to exercising any right, power or privilege of such party under this Agreement or any instrument referred to herein shall operate as a waiver thereof, and any single or partial exercise of any such right, power or privilege shall not preclude any later exercise thereof or any exercise of any other right, power or privilege hereunder or thereunder.
13. Cumulative Rights. The rights and remedies of any party under this Agreement and the instruments executed or to be executed in connection herewith, or any of them, shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.
14. Invalidity. In the event any one or more of the provisions contained in this Agreement or in any instrument referred to herein or executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement or any such other instrument.
15. Headings. The headings used in this Agreement are for convenience and reference only and in no way define, limit, simplify or describe the scope or intent of this Agreement, and in no way effect or constitute a part of this Agreement.
16. Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile transmission or PDF copy of this signed Agreement shall be legal and binding on all parties hereto.
17. Law Governing and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts of laws provisions thereof. Each party hereby irrevocably submits to the personal jurisdiction of the United States District Court located in Eastern District of New York, as well as of the Courts of the State of New York in New York County, New York over any suit, action or proceeding arising

out of or relating to this Agreement. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such mediation, arbitration, suit, action or proceeding brought in any such county and any claim that any such mediation, arbitration, suit, action or proceeding brought in such county has been brought in an inconvenient forum.

18. Perfection of Title. The parties hereto shall do all other acts and things that may be reasonably necessary or proper, fully or more fully, to evidence, complete or perfect this Agreement, and to carry out the intent of this Agreement.
19. Entire Agreement. This instrument contains the entire Agreement of the parties and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. It is hereby agreed that this document replaces the Original Agreement executed on March 23, 2020 and that this document captures the entirety of the new relationship between the Parties.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above

| Emerald Organic Products Inc. | Todos Medical USA Inc. and Corona Diagnostics LLC |
|---|---|
| Officer Signature: DocuSigned by: Ian Parker 3ABCDA9FF90B4F4... | Officer Signature: DocuSigned by: [signature] 3210B60A7CA2428... |
| Officer Name: Ian Parker | Officer Name: _Gerald Commissiong |
| Officer Title: ceo | Officer Title: President & CEO and Managing Member |
| Date: 4/22/2020 | Date: 4/24/2020 |

Exhibit A

**Todos Medical USA, Inc.**

45 Wall Street

Suite 920

New York, NY 10005

Emerald Organic Products, Inc.

331 Dante Ct

Suite E

Holbrook, NY 11741